                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 11-K






[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _________________

Commission file number 1-7155 (The Dun & Bradstreet Corporation)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Profit Participation Plan of The Dun & Bradstreet Corporation.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     The Dun & Bradstreet Corporation, One Diamond Hill Road, Murray Hill, NJ 07974.


                              REQUIRED INFORMATION

         The required financial statements are attached to this report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of The Dun & Bradstreet Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                PROFIT PARTICIPATION PLAN OF
                                              THE DUN & BRADSTREET CORPORATION
                                                       (Name of Plan)



                                        BY:  __________________________________
                                                      Chester J. Geveda Jr.
                                                   Vice President & Controller


Date: June 28, 1999

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-64653) of the Dun and Bradstreet Corporation of our report dated June 28, 1999 relating to the financial statements and supplemental schedules, which appear in this Form 11-K.


PricewaterhouseCoopers LLP
June 28, 1999

                          PROFIT PARTICIPATION PLAN OF
                        THE DUN & BRADSTREET CORPORATION

                         INDEX TO FINANCIAL STATEMENTS


                                                                          Pages

Report of Independent Accountants                                             2
Statements of Net Assets Available for Plan Benefits as of
  December 31, 1998 and 1997                                                3-4
Statement of Changes in Net Assets Available for Plan Benefits
  for the year ended December 31, 1998                                        5
Notes to Financial Statements                                              6-11
Schedule of Assets Held for Investment Purposes                              12
Schedule of Reportable Transactions                                          13

                        Report of Independent Accountants

To the Employee Benefits Committee of the Board of Directors of The Dun & Bradstreet Corporation:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Profit Participation Plan of The Dun & Bradstreet Corporation (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Schedule of Assets Held for Investment Purposes and the Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
June 28, 1999


                                                 PROFIT PARTICIPATION PLAN Of
                                               THE DUN & BRADSTREET CORPORATION
                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                   As of December 31, 1998
                                                    (Dollars in Thousands)

                                                                           Fund Information
                                       ----------------------------------------------------------------------------------------

                                                                                   Dun & Bradstreet
                                        Equity   Dun & Bradstreet  R.H. Donnelley       Legacy        Special Fixed   Balanced
                                        Index      Common Stock     Common Stock     Common Stock        Income        Index
                                         Fund          Fund             Fund             Fund             Fund          Fund
-------------------------------------------------------------------------------------------------------------------------------
Investments at fair value              $396,735      $86,543           $6,332            $0             $261,640      $39,786

Accrued interest receivable
on participant loans                         41           21                0             0                   22            3

Other receivables                            85           39              102             0                  714            1

Interfund receivable/(payable)           (1,789)      (2,223)          (6,433)            0               10,183          487

Contributions receivable/(payable)
   Employer                                 (22)           1               (1)            0                   (7)          (2)
   Participants                             323          118                0             0                    1           24

                                      ----------    ---------         --------          ----           ----------    ---------
Net assets available
for plan benefits                      $395,373      $84,499           $    0            $0             $272,553      $40,299
                                      ==========    =========         ========          ====           ==========    =========


                              PROFIT PARTICIPATION PLAN Of
                            THE DUN & BRADSTREET CORPORATION
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION - (Continued)
                                As of December 31, 1998
                                (Dollars in Thousands)

                                                     Fund Information
                                   ----------------------------------------------------

                                     Mid & Small   International
                                    Equity Index    Equity Index   Loan
                                        Fund           Fund       Account      Total
Investments at fair value              $37,526        $22,204     $13,501     $864,267

Accrued interest receivable
on participant loans                         5              3           0           95

Other receivables                            7              7           0          955

Interfund receivable/(payable)            (130)           (95)          0            0

Contributions receivable/(payable)
   Employer                                 (5)            (5)          0          (41)
   Participants                             66             26           0          558

                                      ---------      ---------   ---------   ----------
Net assets available
for plan benefits                      $37,469        $22,140     $13,501     $865,834
                                      =========      =========   =========   ==========


     The accompanying  notes are an integral part of the financial statements.

                                        PROFIT PARTICIPATION PLAN Of
                                      THE DUN & BRADSTREET CORPORATION
                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                          As of December 31, 1997
                                           (Dollars in Thousands)

                                                                         Fund Information
                               -----------------------------------------------------------------------------------------------------

                                                            Dun & Bradstreet
                                 Equity   Dun & Bradstreet       Legacy        Special Fixed  Balanced    Mid & Small  International
                                 Index      Common Stock      Common Stock        Income       Index     Equity Index   Equity Index
                                  Fund          Fund              Fund             Fund         Fund         Fund           Fund
Investment in Group
Trust, at fair value            $350,273       $20,266          $103,873         $306,416      $26,554      $30,401       $17,735

Accrued interest receivable
on participant loans                  54            24                 0               34            4            6             5

Interfund receivable/(payable)     2,890         2,523            (1,367)          (4,842)       1,297          515        (1,016)

Contributions receivable:
   Employer                           86           (38)               87              254            8           25          (288)
   Participants                      777           170               122             (670)         105          172            67

                               ----------     ---------        ----------       ----------    ---------    ---------     ---------
Net assets available
for plan benefits               $354,080       $22,945          $102,715         $301,192      $27,968      $31,119       $16,503
                               ==========     =========        ==========       ==========    =========    =========     =========


                          PROFIT PARTICIPATION PLAN Of
                       THE DUN & BRADSTREET CORPORATION
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION - (Continued)
                            As of December 31, 1997
                            (Dollars in Thousands)

                                  Fund Information
                               ----------------------

                                 Loan
                                Account      Total
Investment in Group
Trust, at fair value            $17,343     $872,861

Accrued interest receivable
on participant loans                  0          127

Interfund receivable/(payable)        0            0

Contributions receivable:
   Employer                           0          134
   Participants                       0          743

                               ---------   ----------
Net assets available
for plan benefits               $17,343     $873,865
                               =========   ==========


     The accompanying notes are an integral part of the financial statements.


                                                 PROFIT PARTICIPATION PLAN Of
                                               THE DUN & BRADSTREET CORPORATION
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                              For The Year Ended December 31, 1998
                                                    (Dollars in Thousands)


                                                                           Fund Information
                                       ----------------------------------------------------------------------------------------

                                                                                  Dun & Bradstreet
                                        Equity   Dun & Bradstreet R.H. Donnelley       Legacy       Special Fixed    Balanced
                                        Index      Common Stock    Common Stock      Common Stock       Income         Index
                                         Fund          Fund            Fund              Fund            Fund           Fund
Investment Income                       $94,735       $5,359           ($248)           $12,198         $17,856         $7,172

Accrued interest receivable
on participant loans                         41           21               0                  0              22              3

Contributions received:
     Employer                             4,639        1,645              (2)               (80)          1,816            574
     Participants                        14,632        4,909               0               (162)          6,569          1,657

Participant loan repayments               3,565        1,650               0                  0           1,929            271

Benefits paid to participants           (42,825)      (5,945)           (302)            (7,731)        (44,123)        (2,858)

Loans to participants                    (3,275)        (916)            (35)              (369)         (2,049)          (202)

Transfer to other trustees (Note 4)     (38,452)      (8,534)            (81)            (3,244)        (22,196)        (2,546)

InterFund transfers                       8,233       63,365             668           (103,327)         11,537          8,260
                                      ----------    ---------           -----         ----------      ----------      ---------
Net increase/(decrease) for the year     41,293       61,554               0           (102,715)        (28,639)        12,331

Net assets available for plan
benefits as of January 1, 1998          354,080       22,945               0            102,715         301,192         27,968
                                      ----------    ---------           -----         ----------      ----------      ---------

Net assets available for plan
benefits as of December 31, 1998       $395,373      $84,499             $ 0           $      0        $272,553        $40,299
                                      ==========    =========           =====         ==========      ==========      =========


                                   PROFIT PARTICIPATION PLAN Of
                                 THE DUN & BRADSTREET CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION - (Continued)
                                For The Year Ended December 31, 1998
                                      (Dollars in Thousands)


                                                    Fund Information
                                    --------------------------------------------------

                                      Mid & Small International
                                     Equity Index  Equity Index   Loan
                                        Fund           Fund       Account     Total
Investment Income                      $2,466         $3,587      $1,336     $144,461

Accrued interest receivable
on participant loans                        5              3           0           95

Contributions received:
     Employer                             892            484           0        9,968
     Participants                       3,458          1,852           0       32,915

Participant loan repayments               490            300      (8,241)         (36)

Benefits paid to participants          (2,862)        (2,158)          0     (108,804)

Loans to participants                    (396)          (220)      5,478       (1,984)

Transfer to other trustees (Note 4)    (4,595)        (2,583)     (2,415)     (84,646)

InterFund transfers                     6,892          4,372           0            0
                                     ---------      ---------   ---------   ----------
Net increase/(decrease) for the year    6,350          5,637      (3,842)      (8,031)

Net assets available for plan
benefits as of January 1, 1998         31,119         16,503      17,343      873,865
                                     ---------      ---------   ---------   ----------

Net assets available for plan
benefits as of December 31, 1998      $37,469        $22,140     $13,501     $865,834
                                     =========      =========   =========   ==========


The accompanying notes are an integral part of the financial statements.

                          PROFIT PARTICIPATION PLAN OF
                        THE DUN & BRADSTREET CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

Note 1.  Background and Plan Description

The Dun & Bradstreet Corporation and affiliated participating companies (the "Company") established The Dun & Bradstreet Defined Contribution Plan Trust (the "Trust") for the purpose of holding the assets of The Dun & Bradstreet Corporation Profit Participation Plan (the "Plan") and other defined contribution plans.

As of December 31, 1997, the assets of the Plan were commingled, within the trust, for investment purposes with the assets of the DonTech Profit Participation Plan. The Plan's investment in the Trust was based on its relative interest in the fair value of the assets held in the Trust. Investment income, gains and losses on sales of investments and net appreciation/depreciation in the fair value of investments were allocated to the Plan based upon its relative investment balances at fair value during the valuation period.

On June 30, 1998, the Company split into two publicly traded independent companies - The New Dun & Bradstreet Corporation and R.H. Donnelley Corporation. The separation of the two companies was accomplished through a tax-free dividend of a new equity comprised of the Company's Risk Management Services segment (Moody's Investor Service and Dun & Bradstreet, the operating company) (the Distribution). The new entity became "The Dun & Bradstreet Corporation" and the continuing entity changed its name to "R.H. Donnelley Corporation" and consists of the Company's Directory Information Services segment (R.H. Donnelley, the operating company and the DonTech partnership). The existing Profit Participation Plan was adopted by The Dun & Bradstreet Corporation. Existing Company employees remained in the Plan, while associates of R.H. Donnelley were given the option to choose the Company Plan or the newly established R.H. Donnelley Plan. The R.H. Donnelley Corporation and DonTech assets were moved to the R.H. Donnelley Master Trust as a result of the split.

The assets of the Plan are held in Trust with the Northern Trust Company (the "Trustee"). Bankers Trust was replaced as trustee by the Northern Trust Company on May 1, 1998.

The following summary of major Plan provisions in effect for the Plan year is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Full time associates of the Company are immediately eligible to participate in the Plan on their date of hire. Part time associates who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan.

Participants contribute to the basic Plan by authorizing payroll deductions equal to 1%, 2%, 3%, 4%, 5%, or 6% of their creditable compensation as defined in the Plan. The Company makes matching contributions equal to a minimum of 50% of aggregate participants contributions. If the average increase in earnings per share ("EPS"), as defined in the Plan, of common stock of The Dun & Bradstreet Corporation for any Plan year and the immediately preceding Plan year is greater than 5%, the Company may contribute an additional percentage of the aggregate participant contributions. The percentage of additional Company matching contributions depends on the average increase in EPS and a participant's total years of service.

Participants also may make additional contributions (which are not eligible for company matching contributions) under an Investment Plan addendum to the basic Plan.

                          PROFIT PARTICIPATION PLAN OF
                        THE DUN & BRADSTREET CORPORATION
                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 1. Background and Plan Description (Cont.)

Participants are not permitted to invest more than 50% of their account balance or contributions in the Dun & Bradstreet Common Stock Fund. Participants are able to reallocate their entire account balances in multiples of 10% among the Plan's investment funds, subject to the 50% maximum for the Dun & Bradstreet Common Stock Fund.

Participants' contributions under the basic Plan and additional contributions under the Investment Plan may be made in the form of contributions from after-tax earnings and/or contributions from before-tax earnings, which have the effect of reducing current taxable earnings for federal income tax purposes. A participant's aggregate contributions may not exceed 16% of the participant's creditable compensation (up to 6% in contributions under the basic Plan and up to 10% in contributions under the Investment Plan) subject to an overall limit on before-tax contributions imposed by the Internal Revenue Code. For 1998, the Internal Revenue Code limit on before-tax contribution was $10,000.

To comply with certain provisions of the Tax Reform Act of 1986 (the "Act"), the Plan limits maximum covered compensation as defined by the Secretary of the Treasury. The maximum covered compensation for purposes of determining participant and Company contributions under the Plan for 1998 was $160,000. Additionally, the Plan provides for vesting in the value of Company contributions to a participant's Plan account after three years of service beginning on the participant's initial employment date with the Company. In addition a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if they become totally and permanently disabled or die.

Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Participants may obtain loans from the Plan, which are secured by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant. You may have up to two general purpose loans and one loan to purchase your principal residence. The minimum loan is $500 and the maximum is the lower of 50% of your vested account balance or $50,000. The maximum applies to all outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before your loan is processed plus 2%. The total number of participants with outstanding loans at December 31, 1998 was 2,867.

Amounts forfeited by nonvested or partially vested participants who terminated during the year ended December 31, 1998 are $582,280. Forfeited amounts reduce future Company contributions.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared on the accrual method of accounting.

Contributions: Contributions by participating employees ("participants") are recorded in the period payroll deductions are made. Contributions by the Company are based upon amounts required to be funded under the provisions of the Plan.

Payment of Benefits:  Benefits are recorded when paid.

                          PROFIT PARTICIPATION PLAN OF
                        THE DUN & BRADSTREET CORPORATION
                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 2.  Summary of Significant Accounting Policies (Cont.)

Plan Expenses: Transaction and investment manager fees relating to investments in all funds are recorded by the plan. Trustee fees and other expenses of administering the Plan are borne by the Company.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in valuations in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Plan Termination: While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of the ERISA and the Internal Revenue Code which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

Note 3.  Investment Funds

Participants of the Plan can elect to have amounts credited to their Plan accounts invested in one or more of the following investment funds:

1) The Equity Index Fund is a fund invested in the common stock of companies included in the Standard & Poor's 500 Stock Index (S&P 500), the number of participants at December 31, 1998 was 7,492.

2) The Dun & Bradstreet Legacy Stock Fund consisted of shares of the Company, ACNielsen Corporation, and Cognizant Corporation. This fund was created concurrent with the 1996 restructuring of the Dun & Bradstreet Corporation. This fund was closed on May 31, 1998 by which time participants were required to re-allocate any balance in this fund or be automatically moved into The Dun & Bradstreet Common Stock Fund.

3) The R.H. Donnelley Common Stock Fund was created on June 30, 1998 as a result of the split of The Dun & Bradstreet Corporation and The R.H. Donnelley Corporation. The fund consisted of shares of The R.H. Donnelley Corporation. This fund was closed on December 31, 1998 by which time participants were required to re-allocate any balance in this fund or be automatically moved into The Special Fixed Income Fund.

4) The Dun & Bradstreet Common Stock Fund is a fund invested in the common stock of The Dun & Bradstreet Corporation, the number of participants at December 31, 1998 was 4,673.

5) The Special Fixed Income Fund is a fund invested in group insurance contracts
(GICs) with one or more insurance companies and/or financial institutions that contract to repay both principal and a specific rate of return, depending on market conditions when the contract is negotiated and the length of the contract. The number of participants as of December 31, 1998 was 6,658.

                          PROFIT PARTICIPATION PLAN OF
                        THE DUN & BRADSTREET CORPORATION
                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 3.  Investment Funds (Cont.)

6) The Balanced Equity Index Fund is a fund invested in the common stock of companies included in the Standard & Poor's 500 Stock Index (S&P 500) and long term bonds. The number of participants at December 31, 1998 was 1,796.

7) The Mid & Small Cap Equity Index Fund is a fund invested in common stocks in the U.S. equity market that are not included in the S&P 500. The number of participants at December 31, 1998 was 2,716.

8) The International Equity Index Fund is a fund invested in a portfolio of securities traded outside the U.S. Investment selections are based on the Europe, Australia, and Far East Index. The number of participants at December 31, 1998 was 2,113.

Participants may elect to change their investment options monthly.

Contributions received from participants and the Company are temporarily invested in Northern Trust Company Short Term Investment Fund, pending investment into the funds. Investments of the Special Fixed Income Fund consist primarily of investment contracts with insurance companies, which represents a concentration of credit risk. However, the Plan does not anticipate nonperformance by the insurance companies.

Note 4.  Transfer of Assets.

In connection with the split of The Dun & Bradstreet Corporation and the R.H. Donnelley Corporation referenced in Note 1, assets in the amount of $59,460,217 were distributed to the R.H. Donnelley Corporation Master Trust.

The partnership between Ameritech and the Company know as "DonTech" was moved to the R.H. Donnelley Corporation as a result of the Distribution. As such, the Plan assets of the DonTech plan held in the Company Group Trust were transferred to the R.H. Donnelley group trust. An additional amount of $2,154,423 was transferred from the Company Plan for D&B employees transferring to DonTech.

In addition, the East Coast proprietary operations of R.H. Donnelley were divested on December 15, 1997. As a result, assets in the amount of $17,254,463 were transferred in 1998. A division of Moody's, Financial Communications (FIS), was also divested on July 15, 1998. Initial assets transfers of $6,631,812 were made during 1998, which was greater than the final determination of the FIS assets of $5,778,669. This was recorded as a receivable of the Plan of $853,143, which will be collected in 1999.

Note 5.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 7, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended as a result of the June 30, 1998 Distribution. The Company is awaiting approval of an application for plan determination made on September 23, 1998. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                          PROFIT PARTICIPATION PLAN OF
                        THE DUN & BRADSTREET CORPORATION
                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 6.  Investments Held

The Plan's investment in Group Trust, at fair value in the Statement of Net Assets available for Plan Benefits as of December 31, 1997 represents 95.5% of the assets held in a group trust as of December 31, 1997. As a result of the spin-off of R.H. Donnelley during 1998 the Plan no longer participates in the Group Trust and the investments at fair value in the Statement of Net Assets available for Plan Benefits, as of December 31, 1998 are wholly owned by the Plan. The assets held by the Plan and the Group Trust as of December 31, 1998 and 1997 respectively, are as follows (dollars in thousands):

                                                               December 31,
                                                            1998         1997

BGI Equity Index Fund                                     $396,718*    $364,313*
The Dun & Bradstreet Corporation Common Stock               86,450*      21,114
R.H. Donnelley Corporation Common Stock                      2,334
Ameritech Corporation Common Stock                                        3,011
Legacy Common Stock Fund                                                107,651*
New York Life Annuity Contract                              41,468       32,272
John Hancock Annuity Contract                               15,149       37,562
Principal Mutual Annuity Contract                           28,929       64,064*
MetLife Annuity Contract                                    67,807*     100,428*
CIGNA Annuity Contract                                      60,200*      52,150*
TransAmerica Annuity Contract                               15,804       21,663
Travelers Life & Annuity Contract                           15,203
BGI Balanced Fund                                           39,729       27,481
BGI International Equity Fund                               22,198       18,371
BGI Mid & Small Cap Fund                                    37,514       31,096
Loan Account                                                13,501       18,304
Northern Trust Short Term Investment Fund                   21,186
Bankers Trust Short Term Investment Fund                                 13,074
                                                         ----------   ----------
        Total Investments                                  864,190      912,554
Accrued interest and dividends                                  77        1,797
                                                         ----------   ----------
        Total assets in Group Trust                                    $914,351
        Total assets in Plan                              $864,267
                                                         ==========   ==========

* These investments represented 5% or more of the total Plan assets.

Investment income during 1998 is as follows (in thousands):

Net Appreciation / (Depreciation)
BGI Equity Index Fund                                     $ 94,743
The Dun & Bradstreet Common Stock                            3,882
R.H. Donnelley Common Stock                                   (433)
Legacy Common Stock                                         11,505
BGI Balanced Fund                                            7,165
BGI Mid & Small Cap Fund                                     2,459
BGI International Equity Fund                                3,567
                                                         ----------
                                                           122,888
Interest                                                    19,379
Dividends                                                    2,194
                                                         ----------
Total Investment Income                                   $144,461
                                                         ==========

                          PROFIT PARTICIPATION PLAN OF
                        THE DUN & BRADSTREET CORPORATION
                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 6.  Investment Held (Cont.)

Investments in securities are included at fair value. The fair value of investments is determined utilizing the applicable December 31 closing sales prices as quoted in published financial sources.

Investments in the Northern Trust Short-Term Investment Fund and the Barclays Global Investors funds are valued at the applicable December 31 redemption prices reported by the managers of the Funds.

Investments under CIGNA Life Insurance Company, John Hancock Mutual Life Insurance Company, Metropolitan Life Insurance Company, The New York Life
Insurance Company, the Principal Mutual Life Insurance Company, TransAmerica Occidental Life Insurance Company, and Travelers Life Insurance Company investment contracts are stated at contract value, which approximates fair value and which represents the aggregate amount of accumulated contributions into the account and interest earned thereon, less accumulated distributions and administrative expenses.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

The net appreciation in the fair value of the Plan's investments consists of realized gains and losses and the unrealized appreciation on those investments for the year. Participant loans are valued at cost, which approximates fair value.

Note 7.  Reconciliation of Financial Statements to Form 5500

Liabilities of $7,790,000 and $17,772,000 for the years ended December 31, 1998 and 1997 respectively, relating to participants who have elected to withdraw from the Plan but have not yet been paid, have been reflected on the Forms 5500. The difference between benefits paid to participants reported in the Statement of Changes in Net Assets Available for Plan Benefits and the Form 5500 for the year ended December 31, 1998 amounted to $9,982,000.

The following is a reconciliation of net assets available for benefits according to the financial statements to form 5500 reporting:

                                                           December 31,
                                                       1998            1997

Net assets available for benefits
per financial statements                           $865,834,000    $873,865,000
Amounts allocated to withdrawing participants        (7,790,000)    (17,772,000)
                                                  --------------  --------------
Net assets available for benefits per Form 5500    $858,044,000    $856,093,000
                                                  ==============  ==============

The following is a reconciliation of benefits paid to participants according to the financial statements to From 5500 filing:
                                                                Year Ended
                                                             December 31, 1998

Benefits paid to participants per financial statements          $108,804,000
  Add: Amounts allocated to withdrawing participants 12/31/98      7,790,000
  Less: Amounts allocated to withdrawing participants 12/31/97   (17,772,000)
                                                               --------------
Benefits paid to participants per Form 5500                     $ 98,822,000
                                                               ==============


                                               PROFIT PARTICIPATION PLAN OF
                                             THE DUN & BRADSTREET CORPORATION

                               Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                  As of December 31, 1998



DESCRIPTION OF INVESTMENTS                                                  Number of Shares         COST            CURRENT VALUE
------------------------------------------------------------------------------------------------------------------------------------
    Common Stocks:
        The Dun & Bradstreet Corporation Common Stock                           2,739,021         $ 65,816,704         $ 86,450,350
        The R.H. Donnelley Corporation Common Stock                               160,268            1,428,537            2,333,723
                                                                                                 --------------       --------------
                                                                                                    67,245,241           88,784,073
    Common/Collective Trusts:
        Barclays Global Investors Equity Index Fund                             1,400,259          154,456,417          424,268,237
        Barclays Global Investors Equity Index Fund E                              60,903            2,204,418            2,319,870
        Barclays Global Investors US Debt Index Fund                              311,615            8,231,563            8,849,157
        Barclays Global Investors US Debt Index Fund E                             60,367              989,177            1,009,629
        Barclays Global Investors Extended Equity Market Fund                     360,289           31,005,398           36,332,264
        Barclays Global Investors Extended  Market Fund E                          50,547            1,033,159            1,181,795
        Barclays Global Investors MSCI Equity Index Fund Malaysia                  20,004               58,489               82,324
        Barclays Global Investors EAFE Equity Index Fund                          189,330           18,080,689           20,561,454
        Barclays Global Investors EAFE Equity Index Fund E                         84,296            1,411,167            1,553,717
                                                                                                 --------------       --------------
                                                                                                   217,470,477          496,158,447
    Insurance Contracts:
        CIGNA Insurance Company  #25261  10/01/02   5.67%                                           15,209,972           15,209,972
        CIGNA Insurance Company  #25247  04/01/02   5.67%                                           29,053,825           29,053,825
        CIGNA Insurance Company  #25237  04/02/01   6.51%                                           15,936,276           15,936,276
        John Hancock Mutual Life Insurance Company  04/03/00  6.22%                                 15,148,620           15,148,620
        Metropolitan Life Insurance Company  #24674  04/02/01  6.63%                                27,184,362           27,184,362
        Metropolitan Life Insurance Company  #24623  10/02/00  6.75%                                17,503,499           17,503,499
        Metropolitan Life Insurance Company  #13854  04/01/99  7.33%                                15,810,403           15,810,403
        Metropolitan Life Insurance Company  #24528  10/02/00  6.15%                                 7,309,208            7,309,208
        New York Life Insurance Company #30818  04/01/02   6.13%                                    21,058,985           21,058,985
        New York Life Insurance Company #30228  10/01/99  7.19%                                      9,160,624            9,160,624
        New York Life Insurance Company #30228-002  04/03/00  6.25%                                 11,248,101           11,248,101
        Principal Mutual Life Insurance Company #4-4402-V  10/02/00  6.40%                          17,046,776           17,046,776
        Principal Mutual Life Insurance Company #4-4402-IV  10/01/99  7.24%                         11,882,333           11,882,333
        TransAmerica Occidental Life Insurance Company  #51426  10/01/01  6.89%                     15,803,933           15,803,933
        Travelers Life & Annuity Insurance Company  #17028  10/01/02  5.47%                         15,202,710           15,202,710

                                                                                                 --------------       --------------
                                                                                                  $244,559,627         $244,559,627
    Money Market Funds:
        Barclays Global Investors Money Market Fund                                   352                  352                  352
        Northern Trust Company Short Term Investment Fund                      21,263,395           21,263,395           21,263,395
                                                                                                 --------------       --------------
                                                                                                    21,263,747           21,263,747

    Participant Loans                                                                               13,501,239           13,501,239
                                                                                                 --------------       --------------

        Total Assets Held For Investment Purposes                                                 $564,040,331         $864,267,133
                                                                                                 ==============       ==============


                                         PROFIT PARTICIPATION PLAN OF
                                       THE DUN & BRADSTREET CORPORATION

                                Item 27d - Schedule of Reportable Transactions

                                      For the year ended December 31, 1998


                                                                                                          Current Value
                                                     Number of    Purchase      Selling       Cost of      of Asset on     Net Gain
 Reportable Transaction   Description of Assets    Transactions    Price         Price         Asset     Transaction Date  or (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Northern Trust Company  Short Term Investment Fund      320     $149,296,482                              $149,296,482
Northern Trust Company  Short Term Investment Fund      234                   $148,715,871  $148,715,871   148,715,871     $     0


CF Barclays             Equity Index Fund E              27       23,882,132                                23,882,132
CF Barclays             Equity Index Fund E              26                     29,407,251    29,342,571    29,407,251      64,680